January 13, 2006

EMGOLD’S PRESIDENT & CEO, BILL WITTE,
FEATURED ON COMPANY EXECUTIVES ONLINE
NOW AIRING ON www.ceoclips.com

Emgold Mining Corporation (EMR: TSX Venture Exchange) is pleased to announce that Company President and CEO, Bill Witte, is currently featured on Company Executives Online, presented by Yahoo Finance Canada.  Company Executives Online (www.ceoclips.com) is a series of business profiles on Canada’s publicly trading company executives.  These two minute video clips will broadcast on Yahoo Finance Canada for investors to view 24/7.

To view Bill Witte’s video clip please click here.

Emgold Mining Corporation is focused on the permitting, geology and mine planning for the Idaho-Maryland Mine and the commercialization of its proprietary Ceramext™ technology which converts mine tailings and other siliceous waste materials into premium ceramic tiles and other ceramic products.

The Idaho-Maryland Mine is the second largest historical underground gold mine in California with current Measured & Indicated Resources estimated at 472,000 oz gold and Inferred Resources estimated at 952,000 oz gold. From 1862 to 1956 the Idaho-Maryland Mine produced approximately 2.4 million ounces of gold. Emgold has identified 26 exploration targets, each having the potential to host a sizeable gold deposit based on historical and current drilling data and 200 additional resource blocks with significant exploration potential. A key milestone for Emgold will be receipt of the Conditional Mine Use Permit from the City of Grass Valley, forecasted to be on or before the third quarter of 2007.

Emgold, through its wholly owned subsidiary Golden Bear Ceramics Company, holds the exclusive world-wide license agreement with Ceramext LLC to develop the Ceramext™ technology and employ the Ceramext™ technology to produce and market premium ceramic tiles and products. Golden Bear is currently producing test quantities of high-quality ceramic tile at its 45,000 sq. ft. Grass Valley pilot plant. Emgold projects that it will be producing saleable ceramic products and may realize its first revenue from ceramic sales in the first quarter of 2006.

To learn more about Emgold please click on the following link to view the Company's Fact

Sheet.  If you would like additional information please contact Michael O’Connor at 1-888-267-1400 or email moconnor@emgold.com.  If you have the opportunity, please visit the Company’s website at www.emgold.com.

Yours truly,

EMGOLD MINING CORPORATION

Michael O’Connor
Manager, Investor Relations